Exhibit 99.1

Golden Star Announces Filing of Feasibility Study for Wassa Mine

TORONTO, May 8, 2015 /CNW/ - Golden Star today announces that it has filed a technical report, prepared in accordance with National Instrument 43-101 regarding a Feasibility Study on the development of an underground mining operation at its currently operating Wassa open pit mine in Ghana.

This technical report can be accessed under the Company's profile at www.sedar.com and on the Company's website at www.gsr.com.

Golden Star announced the findings of this Feasibility Study on March 26, 2015, the highlights of which are as follows:

•	Internal rate of return of 83% estimated for the Wassa Mine at $1,200 per ounce gold price
•	Net present value, assuming a 5% discount rate , of $176 million estimated for Wassa Mine, at $1,200 per ounce gold price
•	Pre-production incremental capital expenditure for Wassa Underground estimated at $39 million
•	First production from Wassa Underground expected early 2016 and estimated to continue into 2024
•	LOM cash operating cost of $780 per ounce and all-in sustaining costs of $938 per ounce estimated for combined Wassa operation
•	Payback at $1,200 per ounce gold price of 3.25 years

The report, entitled "NI 43-101 Technical Report on a Feasibility Study of the Wassa Open Pit Mine and Underground Project in Ghana", was prepared by SRK Consulting (UK) Ltd., under the supervision of Mike Beare CEng, BEng, ACSM, MIoM3 of SRK Consulting (UK) Ltd., a Qualified Person pursuant to National Instrument 43-101.

COMPANY PROFILE

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold and is expected to produce 250,000 – 275,000 ounces in 2015.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially.  Such statements include comments regarding: estimated post-tax internal rate of return and net present value of Wassa mine (including assumed discount rates); the timing for first production from Wassa mine; the life of mine at Wassa mine; pre-production capital costs for Wassa mine; and future work to be completed at Wassa mine.  Factors that could cause actual results to differ materially include timing of and unexpected events at the Bogoso non-refractory processing plant; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals and permits; the availability and cost of electrical power; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues, including difficulties in establishing the infrastructure for Wassa mine; changes in U.S. and Canadian securities markets; and fluctuations in gold price and input costs and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management.  Please refer to the discussion of these and other factors in our Annual Information Form for 2014.  The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby.  We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts.  While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.  Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release.

TECHNICAL INFORMATION

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to National Instrument 43-101.  Dr. Raffield is Senior Vice President Technical Services for Golden Star.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: on the Company, please visit www.gsr.com or contact: Angela Parr, Vice President Investor Relations, +1 416-583-3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 15:33e 08-MAY-15